                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No.1)1

                           HA-LO INDUSTRIES, INC.
                              (Name of Issuer)

                        COMMON STOCK, NO PAR VALUE
                       (Title of Class of Securities)

                                404429 10 2
                               (CUSIP Number)

                    Montgomery Ward & Co., Incorporated
                           Montgomery Ward Plaza
                          Chicago, Illinois 60671
                           ATTN:  John L. Workman
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              January 7, 1997
          (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box.

   Check the following box if a fee is being paid with the statement.
   (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
   (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

     1       The  remainder  of  this  cover  page  shall  be
filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   1.       Name of Reporting Person:

            Montgomery Ward & Co., Incorporated

   2.       Check the Appropriate Box if a Member of a Group:
                                                                   (a)

                                                                   (b)  X

   3.       SEC Use Only


   4.       Source of Funds:  WC

   5.       Check box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(e) or 2(f):


   6.       Citizenship or Place of Organization:  Illinois

   Number of            7.    Sole Voting Power: 918,352
   Shares
   Beneficially         8.    Shared Voting Power: 0
   Owned By
   Each                 9.    Sole Dispositive Power: 918,352
   Reporting
   Person               10.   Shared Dispositive Power: 0
   With

   11.      Aggregate Amount Beneficially Owned by Each Reporting
            Person: 918,352

   12.      Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares:


   13.      Percent of Class Represented by Amount in Row (11): 4.6%


   14.      Type of Reporting Person:  CO

   1.       Name of Reporting Person:

            Montgomery Ward Holding Corp.

   2.       Check the Appropriate Box if a Member of a Group:
                                                                   (a)

                                                                   (b) X

   3.       SEC Use Only


   4.       Source of Funds:  WC

   5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):


   6.       Citizenship or Place of Organization:  Delaware

   Number of            7.    Sole Voting Power: 0
   Shares
   Beneficially         8.    Shared Voting Power: 918,352(1)
   Owned By
   Each                 9.    Sole Dispositive Power: 0
   Reporting
   Person               10.   Shared Dispositive Power: 918,352(1)
   With

   11.      Aggregate Amount Beneficially Owned by Each Reporting
            Person: 918,352(1)


   12.      Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares:


   13.      Percent of Class Represented by Amount in Row (11): 4.6%


   14.      Type of Reporting Person:  CO


   (1) Solely in its capacity as the sole stockholder of Montgomery Ward & Co., Incorporated, an Illinois corporation.

        This Statement constitutes Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission with respect to an event occurring on December 29, 1995 by Montgomery Ward & Co., Incorporated, an Illinois corporation, and Montgomery Ward Holding Corp., a Delaware corporation (the "Reporting Persons") in connection with the beneficial ownership of shares of common stock, without par value, of HA-LO Industries, Inc., an Illinois corporation (the "Company"). Terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

   Item 5.  Interests in Securities of the Issuer.

            Item 5 is hereby amended and restated in its entirety as follows:

            Based on information provided by the Company to MW, as of January 7, 1997, 19,622,841 Shares were outstanding. All share numbers in this Amendment No. 1 reflect a 3 for 2 stock split on Shares held of record as of June 3, 1996 and a 25% stock dividend on Shares held of record as of December 11, 1996. Pursuant to Rule 13d-3(d)(1)(i) under the Act, for purposes of determining the percentage of beneficial ownership, reportable securities which a Reporting Person has the right to acquire upon a conversion of securities within 60 days are deemed to be reportable securities beneficially owned with respect to that person and reportable securities issued and outstanding with respect to the issuer. Accordingly, each of the 324,081 Shares which MW presently has the right to acquire pursuant to the Warrant and the 108,028 Shares which MW will obtain the right to acquire on January 11, 1997 pursuant to the Warrant are considered issued and outstanding for purposes of determining the percentages of beneficial ownership reported herein. Therefore, for purposes of this Schedule 13D, the number of Shares issued and outstanding is assumed to be 20,054,950.

            (a) Including such 432,109 Shares, MW beneficially owns 918,352 Shares, which constitutes approximately 4.6% of the Shares outstanding as of the date of the distribution of such Shares. Holding, through its relationship with MW, may be deemed to beneficially own all of the Shares beneficially owned by MW.

            (b) MW has the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of all of the 918,352 Shares (which includes the 432,109 Shares which MW has the right to purchase pursuant to the Warrant or will receive such right within 60 days) reported herein. Holding, as the sole holder of common stock of MW, may be deemed to share voting and dispositive power with respect to all of such Shares.

            (c) Except as set forth above, the Reporting Persons do not beneficially own any Shares and, except as set forth herein, have effected no transactions in Shares during the preceding 60 days.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:  January 9, 1997

                                    MONTGOMERY WARD & CO., INCORPORATED


                                    By:   /s/ JOHN L. WORKMAN
                                          John L. Workman, Executive
                                          Vice President and Chief
                                          Financial Officer


                                    MONTGOMERY WARD HOLDING CORP.


                                    By:   /s/ JOHN L. WORKMAN
                                          John L. Workman, Executive
                                          Vice President and Chief
                                          Financial Officer

                                 EXHIBIT A

   Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.

   Dated:  January 9, 1997


                                    MONTGOMERY WARD & CO., INCORPORATED


                                    By:   /s/ JOHN L. WORKMAN
                                    John L. Workman, Executive Vice
                                    President and Chief Financial
                                    Officer


                                    MONTGOMERY WARD HOLDING CORP.


                                    By:   /s/ JOHN L. WORKMAN
                                          John L. Workman, Executive
                                          Vice President and Chief
                                          Financial Officer